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                                                                  EXHIBIT (9)(b)

                                                                     May 9, 1991

Trust for Federal Securities
Bellevue Park Corporate Center
103 Bellevue Parkway, Suite 152
Wilmington, DE 19809

         Re:  Trust for Federal Securities - Transfer Agency Fees

Gentlemen:

         This letter constitutes our agreement, and supersedes any prior agreement, with respect to compensation to be paid to Provident Financial Processing Corporation ("PFPC") under the terms of a Transfer Agency Agreement between you (the "Company") and PFPC dated June 1, 1989, as supplemented by Addenda Nos. 1 and 2 dated November 1, 1990 and May 9, 1991, respectively, with respect to the FedFund, T-Fund, FedCash, T-Cash, Federal Trust Fund, Treasury Trust Fund, Short Government Fund, Intermediate Government Fund and Long Government Fund portfolios of the Company (the "Funds"). Pursuant to Paragraph 16 of that Agreement, and in consideration of the services to be provided to you, you will pay PFPC the following:

         1. In the case of each account and sub-account in the Funds maintained by PFPC or a duly designated sub-transfer agent, $12.00 per year;

         2. In the case of each purchase or redemption transaction made by an account in the Funds during the month (other than a purchase transaction made in connection with the reinvestment of dividends on behalf of a shareholder), $1.00 per transaction; and

         3. Payments to PFPC on account of sub-accounting services provided by others shall not exceed the amount paid by PFPC to others for such services.

         The Transfer Agency fees shall be calculated and paid monthly, on basis of all accounts open during the month for which fees are calculated. The fee for the period from the day of the year this agreement is entered into until the end of the year shall be pro-rated according to the proportion which such period bears to the full annual period.
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Trust for Federal Securities
May 9, 1991
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         In addition to the foregoing, you will reimburse PFPC for its payment of the following expenses: toll-free telephone lines (if required by you), forms, wire fees for receipts and disbursements, associated costs for installing and servicing the remote network and terminals, envelopes, checks, postage, hardware and telephone lines for remote terminals (if required by you), transcript fees, certificate issuance fees, microfiche and microfilm, and proxy solicitation expenses (if required by you ). The fees attributable to each Fund shall be the several (and not joint or joint and several) obligation of each such Fund.

         If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

                                                  Very truly yours,

                                                  PROVIDENT FINANCIAL PROCESSING
                                                  CORPORATION

                                                  By: /s/  Marie S. Gipple
                                                      --------------------------
                                                      Title: Vice President


ACCEPTED:  TRUST FOR FEDERAL SECURITIES

By: /s/  Edward J. Roach
    -----------------------------------
    Title: Vice President & Treasurer

Date:  May 9, 1991